Exhibit 99.3

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis and Results can be found in the sections titled “Definitions and Other Terms” and “Non-GAAP Financial Measures.”

These documents, along with an audio webcast of the Management Presentation on 19 February 2016, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

NOTE TO THE READER:

Starting with Q3 of fiscal year 2016, the Company changed the name of one of its segments. Going forward the USA and Europe Fiber Cement segment will now be referred to as the North America and Europe Fiber Cement segment to better reflect the segment’s geographic nature; however, the composition of the segment remains the same.

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the “Definitions and Other Terms”, and “Non-GAAP Financial Measures” sections of this document. We present financial measures that we believe are customarily used by our Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions section, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. We may also present other terms for measuring our sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“Adjusted EBIT”, “Adjusted EBIT margin”, “Adjusted net operating profit”, “Adjusted diluted earnings per share”, “Adjusted operating profit before income taxes”, “Adjusted effective tax rate on earnings”, “Adjusted EBITDA” and “Adjusted selling, general and administrative expenses”). Unless otherwise stated, results and comparisons are of the third quarter and nine months of the current fiscal year versus the third quarter and nine months of the prior fiscal year. For additional information regarding the financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measures to the equivalent US GAAP measure, see the sections titled “Definition and Other Terms” and “Non-US GAAP Financial Measures.”

James Hardie Industries plc

Results for the 3rd Quarter and Nine Months Ended 31 December

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY16	Q3 FY15	Change %	9 Months FY16	9 Months FY15	Change %
Net sales	$413.9	$388.4	7	$1,292.4	$1,245.6	4
Cost of goods sold	(264.4)	(253.2)	(4)	(820.3)	(819.3)	-
Gross profit	149.5	135.2	11	472.1	426.3	11

Selling, general and administrative expenses	(61.4)	(56.0)	(10)	(185.5)	(176.7)	(5)
Research and development expenses	(7.0)	(7.7)	9	(21.4)	(24.1)	11
Asbestos adjustments	(29.0)	54.9		32.5	96.9	(66)
EBIT	52.1	126.4	(59)	297.7	322.4	(8)

Net interest expense	(6.7)	(1.5)		(19.2)	(3.5)
Other income (expense)	1.9	(0.2)		4.0	(3.9)
Operating profit before income taxes	47.3	124.7	(62)	282.5	315.0	(10)
Income tax expense	(21.9)	(17.2)	(27)	(66.9)	(51.4)	(30)
Net operating profit	$25.4	$107.5	(76)	$215.6	$263.6	(18)

Earnings per share - basic (US cents)	6	24		48	59
Earnings per share - diluted (US cents)	6	24		48	59

Volume (mmsf)	586.7	543.7	8	1,819.2	1,717.8	6

Net sales of US$413.9 million for the quarter and US$1,292.4 million for the nine months increased 7% and 4%, respectively, when compared to the prior corresponding periods. For both periods, net sales in local currencies were favorably impacted by higher average net sales prices in both the North America and Europe Fiber Cement and Asia Pacific Fiber Cement segments.

Although net price was up in local currencies, volume growth outpaced US dollar net sales growth as a result of the adverse impact of the strengthening US dollar, which had a 5% unfavorable effect on group net sales for the nine months.

Gross profit of US$149.5 million for the quarter and US$472.1 million for the nine months both increased 11% when compared with the prior corresponding periods. Gross profit margin of 36.1% for the quarter and 36.5% for the nine months increased 1.3 percentage points and 2.3 percentage points, respectively, when compared with the prior corresponding periods.

Selling, general and administrative (“SG&A”) expenses of US$61.4 million for the quarter and US$185.5 million for the nine months increased 10% and 5%, respectively, when compared with the prior corresponding periods. The increase primarily reflects higher SG&A expenses in the business units in local currencies; partially offset by the favorable impact of the strengthening US dollar.

Research and development (“R&D”) expenses of US$7.0 million for the quarter and US$21.4 million for the nine months decreased 9% and 11%, respectively, when compared to the prior corresponding periods due to the adverse impact of the strengthening US dollar and decreased spending associated with commercialization projects in our business units.

Asbestos adjustments reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate.

Other income (expense) for the quarter reflects unrealized foreign exchange gains and losses and unrealized gains and losses on interest rate swaps. Other income (expense) for the nine months reflects unrealized foreign exchange gains and losses, unrealized gains and losses on interest rate swaps and the gain on the sale of the Australian pipes business in the first quarter of fiscal year 2016.

Net operating profit for the quarter and nine months decreased compared to the prior corresponding period, primarily due to unfavorable asbestos adjustments and an increase in net interest expense; partially offset by the favorable underlying performance of the operating business units as reflected in EBIT.

North America and Europe Fiber Cement Segment

Operating results for the North America & Europe Fiber Cement segment were as follows:

	Three Months and Nine Months Ended 31 December
	Q3 FY16	Q3 FY15	Change	9 Months FY16	9 Months FY15	Change
Volume (mmsf)	477.2	426.9	12%	1,475.0	1,375.6	7%
Average net sales price per unit (per msf)	US$678	US$675	FLAT	US$681	US$678	FLAT

Net sales (US$ Millions)	330.5	294.5	12%	1,029.4	951.4	8%
Gross profit			20%			19%
Gross margin (%)			2.3 pts			3.3 pts
EBIT (US$ Millions)	79.0	63.5	24%	257.9	206.3	25%
EBIT margin (%)	23.9	21.6	2.3 pts	25.1	21.7	3.4 pts

Net sales for the quarter and nine months were favorably impacted by higher volumes and a slightly higher average net sales price. The increase in our sales volume for both the quarter and nine months compared to the prior corresponding periods, was primarily driven by modest growth in the repair and remodel and new construction markets.

For the quarter and nine months the slight increase in our average net sales price reflects the annual price increase effective 1 March 2015, partially offset by the strengthening US dollar and product mix.

We note that there are a number of data sources that measure US housing market growth, most of which have reported steady double-digit growth in recent quarters when compared to prior corresponding periods. However, at the time of filing our results for the quarter ended 31 December 2015, only US Census Bureau data was available. According to the US Census Bureau, single family housing starts for the quarter were 166,900, or 9% above the prior corresponding period, and for the nine months ended 31 December 2015, single family housing starts were 575,500, or 12% above the prior corresponding period.

While we have provided US Census Bureau data above, we note that it typically trends higher than other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

The change in gross margin for the quarter and nine months can be attributed to the following components:

For the Three Months Ended 31 December 2015:
Higher average net sales price	0.4
Lower production costs	1.9

Total percentage point change in gross margin	2.3 pts

For the Nine Months Ended 31 December 2015:
Higher average net sales price	0.5
Lower production costs	2.8

Total percentage point change in gross margin	3.3 pts

Production costs in both the quarter and nine months were lower when compared to the prior corresponding periods primarily as a result of our manufacturing plant network continuing to sustain improved performance when compared to the prior periods, as well as lower freight costs and lower input costs for pulp and utilities.

EBIT of US$79.0 million for the quarter and US$257.9 million for the nine months increased by 24% and 25%, respectively, when compared to the prior corresponding periods reflecting lower freight costs, improved plant performance, lower unit costs and increased volumes; partially offset by higher segment SG&A expenses.

For the quarter and nine months, EBIT was impacted by higher SG&A, primarily reflecting higher employee costs, marketing and other discretionary expenses. As a percentage of segment sales, SG&A remained flat for the quarter and decreased by 0.1 percentage points for the nine months.

EBIT margin for the quarter increased 2.3 percentage points to 23.9%. EBIT margin for the nine months increased 3.4 percentage points to 25.1%. The increase for both the quarter and nine months was driven by higher net sales and lower production costs; partially offset by the adverse impact of the strengthening US dollar and overall performance of the European business.

Asia Pacific Fiber Cement Segment

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

	Three Months and Nine Months Ended 31 December
	Q3 FY16	Q3 FY15	Change	9 Months FY16	9 Months FY15	Change
Volume (mmsf)	109.5	116.8	(6%)	344.2	342.2	1%
Volume (mmsf) excluding[1]	109.5	106.2	3%	334.4	311.6	7%

Net Sales (US$ Millions)	83.4	93.9	(11%)	263.0	294.2	(11%)
US$ Gross Profit			(16%)			(14%)
US$ Gross Margin (%)			(1.9 pts)			(1.2 pts)
EBIT (US$ Millions)	19.5	28.7	(32%)	61.1	74.1	(18%)
New Zealand weathertightness claims (US$ millions)	(0.4)	5.2		(0.5)	4.2
EBIT excluding (US$ Millions)[2]	19.9	23.5	(15%)	61.6	69.9	(12%)
US$ EBIT Margin excluding (%)[2]	23.9	25.0	(1.1 pts)	23.4	23.8	(0.4 pts)

1 Excludes Australian Pipes business sold in the first quarter of fiscal year 2016

2 Excludes New Zealand w eathertightness claims

The Asia Pacific Fiber Cement segment results in US dollars were unfavorably impacted for both the quarter and nine months by the 22% change in the weighted average AUD/USD foreign exchange rate relative to the prior corresponding periods. The impact of the unfavorable foreign exchange rate movements are detailed in the table below:

	Comparing Q3 FY16 vs Q3 FY15			Comparing Nine Months FY16 vs Nine Months FY15
	Results in AUD	Results in USD	Impact of foreign exchange	Results in AUD	Results in USD	Impact of foreign exchange
Net Sales	▲ 6%	▼ 11%	(17 pts)	▲ 9%	▼ 11%	(20 pts)
Gross Profit	FLAT	▼ 16%	(16 pts)	▲ 5%	▼ 14%	(19 pts)
EBIT	▼ 18%	▼ 32%	(14 pts)	FLAT	▼ 18%	(18 pts)
EBIT excluding[1]	▲ 1%	▼ 15%	(16 pts)	▲ 7%	▼ 12%	(19 pts)

1 Excludes New Zealand weathertightness claims

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

	Three Months and Nine Months Ended 31 December
	Q3 FY16	Q3 FY15	Change	9 Months FY16	9 Months FY15	Change
Volume (mmsf)	109.5	116.8	(6%)	344.2	342.2	1%
Volume (mmsf) excluding[1]	109.5	106.2	3%	334.4	311.6	7%
Average net sales price per unit (per msf)	A$1,044	A$929	12%	A$1,018	A$940	8%

Net Sales (A$ Millions)	115.8	109.7	6%	354.8	325.3	9%
A$ Gross Profit			FLAT			5%
A$ Gross Margin (%)			(2.0 pts)			(1.2 pts)
EBIT (A$ Millions)	27.1	33.1	(18%)	82.4	82.0	FLAT
New Zealand weathertightness claims (A$ millions)	(0.5)	5.7		(0.6)	4.7
EBIT excluding (A$ millions)[2]	27.6	27.4	1%	83.0	77.3	7%
A$ EBIT Margin excluding (%)[2]	23.8	25.0	(1.2 pts)	23.4	23.8	(0.4 pts)

1 Excludes Australian Pipes business sold in the first quarter of fiscal year 2016

2 Excludes New Zealand weathertightness claims

APAC segment results

While volume for the nine months increased compared to the prior corresponding period, volume for the quarter was lower compared to the prior corresponding period due to the sale of the Australian Pipes business at the end of the first quarter of fiscal year 2016. For both the quarter and nine months, our average net sales price increased, primarily driven by the effects of our annual price increase, favorable product and regional mix and the appreciation of the Philippines currency against the Australian dollar, when compared to the prior corresponding periods. Net Sales in Australian dollars for both the quarter and nine months, increased primarily due to higher average net sales price, when compared to the prior corresponding periods.

Country analysis

In our Australian business the key drivers of net sales growth, for both the quarter and nine months, were favorable conditions in our addressable markets, the favorable impact of our price increase and favorable product mix. In our New Zealand business, volume grew across most regions; however, net sales growth was partially offset by a lower average selling price due to unfavorable product mix. In our Philippines business, net sales were higher for both the quarter and nine months compared to the prior corresponding periods driven by growth in our addressable markets, continued market penetration and favorable impact of our price increase.

According to Australian Bureau of Statistics data, approvals for detached houses, which are a key driver of the Asia Pacific business’ sales volume, were 28,425 for the quarter, an increase of 1%, when compared to the prior corresponding quarter. For the nine months, approvals for detached houses were 89,259, an increase of 1%, compared to the prior corresponding period. The other key driver of our sales volume is the alterations and additions market, which increased 6% for the three months ended 31 December 2015 when compared to the prior corresponding period. For the nine months ended 31 December 2015, the alterations and additions market increased 6% compared to prior corresponding period.

According to Statistics New Zealand data, consents for dwellings excluding apartments, which are the primary driver of the New Zealand business’ net sales, were 5,257 for the quarter, an increase of 10%, when compared to the prior corresponding quarter. For the nine months, consents for dwellings excluding apartments, were 14,908 an increase of 7%, compared to the prior corresponding period.

In Australian dollars, the change in gross margin for the quarter and nine months can be attributed to the following components:

For the Three Months Ended 31 December 2015:
Higher average net sales price	1.6
Higher production costs	(3.6)

Total percentage point change in gross margin	(2.0 pts)

For the Nine Months Ended 31 December 2015:
Higher average net sales price	1.5
Higher production costs	(2.7)

Total percentage point change in gross margin	(1.2 pts)

For both the quarter and nine months, production costs increased, largely due to the cost associated with the startup of our Carole Park sheet machine and higher input prices driven by the unfavorable impact of the weakening of the Australian dollar on the price of USD denominated pulp.

During December 2014, we purchased the land and buildings previously leased at our Rosehill, New South Wales facility for A$45.0 million. As a result of the purchase we released remediation and straight line rent provisions required as a lessee, resulting in a favorable impact to cost of goods sold of US$2.6 million in the third quarter of fiscal year 2015. As a result, production costs were higher for the current quarter, compared to the prior corresponding period, due to the non-recurring impact on cost of goods sold from our Rosehill site purchase in the prior year.

In Australian dollars, EBIT for the quarter and nine months decreased by 18% and remained flat, respectively, when compared to the prior corresponding periods, primarily driven by New Zealand weathertightness; partially offset by the favorable underlying business performance.

For the quarter and nine months, we recorded an expense related to New Zealand Weathertightness, compared to a benefit in the prior corresponding periods. As a percentage of segment sales, SG&A expenses for the quarter and nine months increased 5.0 and 0.8 percentage points, respectively. Excluding New Zealand weathertightness, SG&A expenses as a percentage of segment sales for the quarter and nine months decreased by 0.6 and 0.8 percentage points, respectively.

In Australian dollars, EBIT excluding New Zealand weathertightness claims, for both the quarter and nine months increased by 1% and 7%, respectively, compared to the prior corresponding periods, to A$27.6 million and A$83.0 million, respectively.

In the first quarter of the fiscal year, we finalized the sale of our Australian Pipes business, recognizing a gain on the sale of US$1.7 million, recorded in other income (expense) in the condensed consolidated statement of operations and comprehensive income for fiscal year 2016. Due to the immaterial contribution of the Australian Pipes business to the segment results, the results of operations from the Australian Pipes business have not been presented as discontinued operations in the condensed consolidated financial statements.

Research and Development Segment

We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment; or commercialization projects for the benefit of a particular business unit, which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D segment:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY16	Q3 FY15	Change %	9 Months FY16	9 Months FY15	Change %
Segment R&D expenses	$(5.2)	$(5.6)	7	$(15.9)	$(18.3)	13
Segment R&D SG&A expenses	(0.3)	(0.5)	40	(1.6)	(1.4)	(14)
Total R&D EBIT	$(5.5)	$(6.1)	10	$(17.5)	$(19.7)	11

The change in segment R&D expenses for the quarter and nine months compared to the prior corresponding periods is a result of the adverse impact of the strengthening US dollar and the number of core R&D projects being worked on by the R&D team. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the average AUD/USD exchange rates during the period.

Other R&D expenses associated with commercialization projects were US$1.8 million for the quarter and US$5.5 million for the nine months, compared to US$2.1 million and US$5.8 million for the prior corresponding periods, respectively.

General Corporate

Results for the General Corporate for the quarter and nine months ended 31 December were as follows:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY16	Q3 FY15	Change %	9 Months FY16	9 Months FY15	Change %
General Corporate SG&A expenses	$(11.4)	$(14.0)	19	$(35.0)	$(33.3)	(5)
Asbestos:
Asbestos Adjustments	(29.0)	54.9		32.5	96.9	(66)
AICF SG&A Expenses[1]	(0.5)	(0.6)	17	(1.3)	(1.9)	32
General Corporate EBIT	$(40.9)	$40.3		$(3.8)	$61.7

1 Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Notes 7 of our 31 December 2015 Consolidated Financial Statements for further information on the Asbestos Adjustments

For the quarter, General Corporate SG&A expenses decreased by US$2.6 million, compared to the prior corresponding period. The decrease in General Corporate SG&A expenses is primarily driven by a decrease in discretionary expenses of US$1.6 million and compensation related expenses of US$0.7 million. Additionally, there was a decrease in recognized foreign exchange losses of US$1.5 million; partially offset by higher stock compensation expenses of US$1.2 million.

For the nine months, General Corporate SG&A expenses increased by US$1.7 million, compared to the prior corresponding period. The increase in General Corporate SG&A expenses is primarily driven by higher stock compensation expenses of US$3.4 million; partially offset by a US$1.7 million decrease in discretionary expenses. Higher stock compensation expense was due to an increase in our US stock price for the nine months.

Asbestos adjustments for both the quarter and nine months reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period. The AUD/USD spot exchange rates are shown in the table below:

The AUD/USD spot exchange rates are shown in the table below:

Q3 FY16		Q3 FY15			9 Months FY16			9 Months FY15
30 September 2015	0.7017	30 September 2014	0.8764		31 March 2015	0.7636		31 March 2014	0.9220
31 December 2015	0.7305	31 December 2014	0.8193		31 December 2015	0.7305		31 December 2014	0.8193
Change ($)	0.0288	Change ($)	(0.0571)		Change ($)	(0.0331)		Change ($)	(0.1027)
Change (%)	4%	Change (%)	(7%	)	Change (%)	(4%	)	Change (%)	(11%	)

Readers are referred to Note 7 of our condensed consolidated financial statements for further information on asbestos adjustments.

EBIT

The table below summarizes the segment EBIT results as discussed above:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY16	Q3 FY15	Change %	9 Months FY16	9 Months FY15	Change %
USA and Europe Fiber Cement	$79.0	$63.5	24	$257.9	$206.3	25
Asia Pacific Fiber Cement[1]	19.9	23.5	(15)	61.6	69.9	(12)
Research & Development	(5.5)	(6.1)	10	(17.5)	(19.7)	11
General Corporate[2]	(11.4)	(14.0)	19	(35.0)	(33.3)	(5)
Adjusted EBIT	82.0	66.9	23	267.0	223.2	20

Asbestos:
Asbestos adjustments	(29.0)	54.9		32.5	96.9	(66)
AICF SG&A expenses	(0.5)	(0.6)	17	(1.3)	(1.9)	32
New Zealand weathertightness claims	(0.4)	5.2		(0.5)	4.2
EBIT	$52.1	$126.4	(59)	$297.7	$322.4	(8)

1 Excludes New Zealand weathertightness claims

2 Excludes Asbestos-related expenses and adjustments

Net Interest Expense

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY16	Q3 FY15	Change %	9 Months FY16	9 Months FY15	Change %
Gross interest expense	$(7.0)	$(2.1)		$(20.5)	$(4.8)
Capitalized Interest	0.7	0.4	75	2.5	0.6
Interest income	0.1	0.1	-	0.3	0.4	(25)
Realised loss on interest rate swaps	(0.4)	(0.4)	-	(1.4)	(0.7)
Net AICF interest (expense) income	(0.1)	0.5		(0.1)	1.0
Net interest expense	$(6.7)	$(1.5)		$(19.2)	$(3.5)

Gross interest expense for the quarter and nine months increased US$4.9 million and US$15.7 million, respectively, when compared to the prior corresponding periods, primarily as a result of interest incurred on our senior notes which we issued in the fourth quarter of fiscal year 2015.

Other Income (Expense)

During the quarter, other income (expense) moved from a loss of US$0.2 million in the prior corresponding period to a gain of US$1.9 million. The US$2.1 million favorable change in other income (expense) compared to the prior corresponding period was driven by a favorable movement of US$2.3 million in unrealized gains and losses related to our interest rate swaps; partially offset by an unfavorable change of US$0.2 million in net foreign exchange forward contracts.

For the nine months, other income (expense) moved from a loss of US$3.9 million in the prior corresponding period to a gain of US$4.0 million. The US$7.9 million favorable change in other income (expense) compared to the prior corresponding period is due to a US$3.5 million favorable change in net foreign exchange forward contracts, a US$2.7 million favorable change in the unrealized gains and losses related to our interest rate swaps and US$1.7 million gain on the sale of the Australian Pipes business in the first quarter of fiscal year 2016.

Income Tax

	Three Months and Nine Months Ended 31 December
	Q3 FY16	Q3 FY15	9 Months FY16	9 Months FY15
Income tax expense (US$ Millions)	(21.9)	(17.2)	(66.9)	(51.4)
Effective tax rate (%)	46.3	13.8	23.7	16.3

Adjusted income tax expense[1] (US$ Millions)	(21.1)	(16.1)	(66.9)	(50.7)
Adjusted effective tax rate[1] (%)	27.3	24.9	26.6	23.6

1 Adjusted income tax expense represents income tax on net operating profit excluding asbestos adjustments, New Zealand w eathertightness and other tax adjustments

Total income tax expense for the quarter and nine months increased by US$4.7 million and US$15.5 million, respectively, when compared to the prior corresponding periods. The change was primarily driven by an increase in the effective tax rate.

Total Adjusted income tax expense for the quarter and nine months increased by US$5.0 million and US$16.2 million, respectively, when compared to the prior corresponding period. For both the quarter and nine months, the increase was primarily due to an increase in Adjusted operating profit before income taxes. In addition, there was an increase in the Adjusted effective tax rate, primarily due to a higher proportion of taxable earnings in jurisdictions with higher tax rates, in particular the USA.

Readers are referred to Note 11 of our 31 December 2015 condensed consolidated financial statements for further information related to income tax.

Net Operating Profit

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY16	Q3 FY15	Change %	9 Months FY16	9 Months FY15	Change %
EBIT	$52.1	$ 126.4	(59)	$297.7	$322.4	(8)

Net interest expense	(6.7)	(1.5)		(19.2)	(3.5)
Other income (expense)	1.9	(0.2)		4.0	(3.9)
Income tax expense	(21.9)	(17.2)	(27)	(66.9)	(51.4)	(30)
Net operating profit	25.4	107.5	(76)	215.6	263.6	(18)

Excluding:
Asbestos:
Asbestos adjustments	29.0	(54.9)		(32.5)	(96.9)	66
AICF SG&A expenses	0.5	0.6	(17)	1.3	1.9	(32)
AICF interest expense (income), net	0.1	(0.5)		0.1	(1.0)
New Zealand weathertightness claims	0.4	(5.2)		0.5	(4.2)
Asbestos and other tax adjustments	0.8	1.1	(27)	-	0.7
Adjusted net operating profit	$56.2	$48.6	16	$185.0	$164.1	13

Adjusted diluted earnings per share (US cents)	13	11		41	37

Adjusted net operating profit of US$56.2 million for the quarter increased US$7.6 million, or 16%, compared to the prior corresponding period, primarily due to the favorable performance of the operating business units, as reflected in the US$15.1 million increase in Adjusted EBIT and the favorable movement in other income (expense) of US$2.1 million; partially offset by an increase in Adjusted income tax expense of US$5.0 million and gross interest expense of US$4.9 million.

Adjusted net operating profit of US$185.0 million for the nine months increased US$20.9 million, or 13%, compared to the prior corresponding period, primarily due to the favorable underlying performance of the operating business units as reflected in the US$43.8 million increase in Adjusted EBIT and the favorable movement in other income (expense) of US$7.9 million; partially offset by an increase in Adjusted income tax expense of US$16.2 million and gross interest expense of US$15.7 million.

Cash Flow

Operating Activities

Cash provided by operating activities increased US$96.4 million to US$200.5 million. The increase in cash provided by operating activities from the prior corresponding period was primarily driven by a US$25.0 million increase in net income adjusted for non-cash items, a lower contribution to AICF as compared to the prior corresponding nine months and a favorable change in working capital of US$24.1 million. The favorable change in working capital primarily resulted from a US$45.9 million change in cash provided by inventory, driven by inventory management strategies which decreased inventory balances by US$24.1 million in the current period as opposed to an increase in the inventory balances of US$26.8 million in the prior corresponding period. The favorable change in inventory was partially offset by lower cash generated from accounts receivable and accounts payables.

Investing Activities

Cash used in investing activities decreased US$196.3 million to US$44.7 million, as we completed our Australian capacity expansion projects and are nearing completion of our US capacity expansion projects, while continuing to invest in maintenance capital expenditure programs. Included in investing activities was US$10.4 million in proceeds from the previously announced sale of the Blandon facility and the Australian Pipes business.

Financing Activities

Cash used in financing activities increased US$156.3 million to cash used of US$127.8 million. The increase in cash used in financing activities was primarily driven by a US$290.0 million decrease in net proceeds from borrowings, partially offset by a US$149.1 million decrease in dividends paid.

Capacity Expansion

We are nearing completion of our previously announced US capacity expansion projects. We continually evaluate the demand in the US housing market and estimated commissioning dates of our capacity related projects. Currently, we have deferred the sheet machine commissioning at our Plant City and Cleburne facilities, subject to our continued monitoring of the US housing market recovery.

During the second quarter our Carole Park, Queensland facility commissioned the sheet machine and finishing line, essentially completing machinery additions associated with the Australian capacity expansion project.

Project Description	YTD Project Spend
Plant City, Florida - 4th sheet machine and ancillary facilities	US$4.8 million
Cleburne, Texas - 3rd sheet machine and ancillary facilities	US$4.6 million
Carole Park, Queensland - Capacity expansion project	US$8.2 million

Liquidity and Capital Allocation

Our cash position increased from US$67.0 million at 31 March 2015 to US$94.5 million at 31 December 2015.

On 10 December 2015, James Hardie International Finance Limited and James Hardie Building Products Inc., each a wholly-owned subsidiary of JHI plc, entered into a new US$500.0 million unsecured revolving credit facility (the “Revolving Credit Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The Revolving Credit Facility replaced prior bilateral loan facilities of US$590.0 million, which were scheduled to mature in 2016, 2017 and 2019. The Revolving Credit Facility expires in December 2020 and the size of the facility may be increased by up to US$250 million.

At 31 December 2015, the Company held two forms of debt; an unsecured revolving credit facility and senior unsecured notes. The effective weighted average interest rate on the Company’s total debt was 4.5% and 5.0% at 31 December 2015 and 31 March 2015, respectively. The weighted average term of all debt, including undrawn facilities, is 5.8 years and 6.8 years at 31 December 2015 and 31 March 2015, respectively.

Based on our existing cash balances, together with anticipated operating cash flows arising during the year and unutilized committed credit facilities, we anticipate that we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

We have historically met our working capital needs and capital expenditure requirements from a combination of cash flow from operations and credit facilities. Seasonal fluctuations in working capital generally have not had a significant impact on our short or long term liquidity.

Capital Management and Dividends

The following table summarizes the dividends declared or paid during the fiscal years 2014, 2015 and 2016:

(Millions of US dollars)	US Cents/ Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2016 first half dividend	0.09	40.1	19 November 2015	23 December 2015	26 February 2016
FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	7 August 2015
FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	7 August 2015
FY 2015 first half dividend	0.08	34.2	19 November 2014	23 December 2014	27 February 2015
FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	8 August 2014
FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	8 August 2014
125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014
FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014
FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013
FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

Share Buyback

On 21 May 2015, the Company announced a new share buyback program to acquire up to 5% of its issued capital within the 12 month period to May 2016. Under this program, the Company repurchased and cancelled 1,653,247 shares of its common stock during the second quarter of the current fiscal year. The aggregate cost of the shares repurchased and cancelled was A$30.0 million (US$22.3 million), at an average market price of A$18.14 (US$13.50).

We will continue to review our capital structure and capital allocation objectives and expect the following prioritization to remain:

•	invest in R&D and capacity expansion to support organic growth;
•	provide ordinary dividend payments within the payout ratio of 50-70% of net operating profit, excluding asbestos;
•	maintain flexibility for accretive and strategic inorganic growth and/or flexibility to manage through market cycles; and
•	consider other shareholder returns when appropriate.

Other Asbestos Information

Claims Data

	Three Months and Nine Months Ended 31 December
	Q3 FY16	Q3 FY15	Change %	9 Months FY16	9 Months FY15	Change %
Claims received	159	170	6	455	507	10
Actuarial estimate for the period	165	153	(8)	494	458	(8)
Difference in claims received to actuarial estimate	6	(17)		39	(49)

Average claim settlement[1] (A$)	275,000	249,000	(10)	239,000	246,000	3
Actuarial estimate for the period[2]	302,000	289,000	(4)	302,000	289,000	(4)
Difference in claims paid to actuarial estimate	27,000	40,000	33	63,000	43,000	(47)

1 Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements

2 This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience

For the quarter and nine months ended 31 December 2015, we noted the following related to asbestos-related claims:

•	Claims received during the current quarter and nine months year were 4% and 8% below actuarial estimates, respectively;
•	Claims received during the quarter and nine months were 6% and 10% lower than prior corresponding periods, respectively;
•	Mesothelioma claims reported for the nine months are 5% above non-seasonally adjusted expectations and are 2% below the prior corresponding period;
•	The average claim settlement for both the quarter and nine months is lower by 9% and 21%, respectively, versus actuarial estimates;
•	Average claim settlement sizes are generally lower across all disease types compared to actuarial expectations for fiscal year 2016; and
•

The decrease in average claim settlement for the quarter and nine months versus actuarial estimates is largely attributable to a lower number of large mesothelioma claims being settled compared to the prior corresponding period.

AICF Funding

On 1 July 2015, we made a payment of A$81.1 million (US$62.8 million) to AICF, representing 35% of our free cash flow for fiscal year 2015. Free cash flow, as defined in the AFFA, was equivalent to our fiscal year 2015 operating cash flows of US$179.5 million.

From the time AICF was established in February 2007 through 19 February 2016, we have contributed approximately A$799.2 million to the fund.

Readers are referred to Note 7 our 31 December 2015 condensed consolidated financial statements for further information on Asbestos.

Non-financial Terms

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

Legacy New Zealand weathertightness claims (“New Zealand weathertightness claims”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because we prepare our Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in our Condensed Consolidated Financial Statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales

Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-US GAAP descriptions used by Australian companies.

EBIT – Earnings before interest and tax.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalized.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on capital employed – EBIT divided by gross capital employed.

Adjusted EBIT and Adjusted EBIT margin – Adjusted EBIT and Adjusted EBIT margin are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY16	Q3 FY15	9 Months FY16	9 Months FY15
EBIT	$52.1	$126.4	$297.7	$322.4
Asbestos:
Asbestos adjustments	29.0	(54.9)	(32.5)	(96.9)
AICF SG&A expenses	0.5	0.6	1.3	1.9
New Zealand weathertightness claims	0.4	(5.2)	0.5	(4.2)
Adjusted EBIT	$82.0	$66.9	$267.0	$223.2
Net sales	413.9	388.4	1,292.4	1,245.6
Adjusted EBIT margin	19.8%	17.2%	20.7%	17.9%

Adjusted net operating profit – Adjusted net operating profit is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY16	Q3 FY15	9 Months FY16	9 Months FY15
Net operating profit	$25.4	$107.5	$215.6	$263.6
Asbestos:
Asbestos adjustments	29.0	(54.9)	(32.5)	(96.9)
AICF SG&A expenses	0.5	0.6	1.3	1.9
AICF interest expense (income), net	0.1	(0.5)	0.1	(1.0)
New Zealand weathertightness claims	0.4	(5.2)	0.5	(4.2)
Asbestos and other tax adjustments	0.8	1.1	-	0.7
Adjusted net operating profit	$56.2	$48.6	$185.0	$164.1

Adjusted diluted earnings per share – Adjusted diluted earnings per share is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Three Months and Nine Months Ended 31 December
	Q3 FY16	Q3 FY15	9 Months FY16	9 Months FY15
Adjusted net operating profit (US$ millions)	$56.2	$48.6	$185.0	$164.1
Weighted average common shares outstanding - Diluted (millions)	447.1	445.9	447.3	445.9
Adjusted diluted earnings per share (US cents)	13	11	41	37

Adjusted income tax expense and Adjusted effective tax rate – Adjusted income tax expenses and Adjusted effective tax rate on earnings is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than income tax expense and effective tax rate, respectively. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY16	Q3 FY15	9 Months FY16	9 Months FY15
Operating profit before income taxes	$47.3	$124.7	$282.5	$315.0
Asbestos:
Asbestos adjustments	29.0	$(54.9)	(32.5)	(96.9)
AICF SG&A expenses	0.5	$0.6	1.3	1.9
AICF interest expense (income), net	0.1	$(0.5)	0.1	(1.0)
New Zealand weathertightness claims	0.4	$(5.2)	0.5	(4.2)
Adjusted operating profit before income taxes	$77.3	$64.7	$251.9	$214.8
Income tax expense	$(21.9)	$(17.2)	$(66.9)	$(51.4)
Asbestos and other tax adjustments	0.8	1.1	-	0.7
Adjusted income tax expense	$(21.1)	$(16.1)	$(66.9)	$(50.7)
Effective tax rate	46.3%	13.8%	23.7%	16.3%
Adjusted effective tax rate	27.3%	24.9%	26.6%	23.6%

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY16	Q3 FY15	9 Months FY16	9 Months FY15
EBIT	$52.1	$126.4	$297.7	$322.4
Depreciation and amortization	19.3	17.9	55.1	52.0
Adjusted EBITDA	$71.4	$144.3	$352.8	$374.4

Adjusted selling, general and administrative expenses – Adjusted selling, general and administrative (“Adjusted SG&A”) expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY16	Q3 FY15	9 Months FY16	9 Months FY15
SG&A expenses	$61.4	$56.0	$185.5	$176.7
Excluding:
New Zealand weathertightness claims	(0.4)	5.2	(0.5)	4.2
AICF SG&A expenses	(0.5)	(0.6)	(1.3)	(1.9)
Adjusted SG&A expenses	$60.5	$60.6	$183.7	$179.0
Net Sales	$413.9	$388.4	$1,292.4	$1,245.6
SG&A expenses as a percentage of net sales	14.8%	14.4%	14.4%	14.2%
Adjusted SG&A expenses as a percentage of net sales	14.6%	15.6%	14.2%	14.4%

As set forth in Note 7 of the Condensed Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability. Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance. The following non-GAAP table should be read in conjunction with the Condensed Consolidated Financial Statements and related notes contained therein.

James Hardie Industries plc

Supplementary Financial Information

31 December 2015

(Unaudited)

(US$ Millions)	Total Fibre Cement – Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)
Restricted cash and cash equivalents – Asbestos	$-	$17.1	$17.1
Restricted short-term investments – Asbestos	-	-	-
Insurance receivable – Asbestos[1]	-	158.3	158.3
Workers compensation asset – Asbestos[1]	-	48.0	48.0
Deferred income taxes – Asbestos[1]	-	374.0	374.0

Asbestos liability¹	$-	$1,273.5	$1,273.5
Workers compensation liability – Asbestos[1]	-	48.0	48.0
Income taxes payable	21.4	(14.1)	7.3

Asbestos adjustments	$-	$32.5	$32.5
Selling, general and administrative expenses	(184.2)	(1.3)	(185.5)
Net interest expense	(19.1)	(0.1)	(19.2)
Income tax expense	(61.9)	(5.0)	(66.9)

¹   The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on our condensed consolidated balance sheets.

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

¡	statements about the company’s future performance;
¡	projections of the company’s results of operations or financial condition;
¡	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
¡	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
¡	expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
¡	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
¡	expectations concerning dividend payments and share buy-backs;
¡	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
¡	statements regarding tax liabilities and related audits, reviews and proceedings;
¡	expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
¡	expectations concerning indemnification obligations;
¡	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
¡	statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
¡	statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 21 May 2015, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from the Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.